EXHIBIT 4.1

TALISMAN ENERGY INC.
Employee Stock Option Plan

1.	In this Plan:

(a)	"Board" means the board of directors of the Corporation;

(b)
“Committee” means the Management Succession and Compensation Committee of the Board or any other committee or committees (which may consist of one or more members of the Board) to which the Board has delegated the authority to authorize the granting of Options within the limitations set forth in the Plan;

(c)	"Common Shares" means common shares without nominal or par value in the capital of the Corporation;

(d)	"Corporation" means Talisman Energy Inc.;

(e)	"Employee" means a person employed on a permanent basis by the Corporation or a Subsidiary;

(f)
“Option Agreement” means a contract complying with the provisions of this Plan between the Corporation and an Optionee under which the Optionee is provided with a specified number of Options in accordance with the provisions hereof;

(g)	"Option" means the right of an Optionee to subscribe for an unissued Common Share in accordance with an applicable Option Agreement;

(h)	"Optionee" means an Employee or former Employee who is a party to an Option Agreement;

(i)	“Plan” means this stock option plan as originally constituted or as may be amended from time to time;

(j)	“Strike Price” means the price as specified in the applicable Option Agreement at which an Optionee may subscribe for an unissued Common Share; and

(k)	"Subsidiary" means a subsidiary of the Corporation or a subsidiary of such a subsidiary.

2.
The purpose of this Plan is to promote the interests, growth and development of the Corporation by providing Employees, through share Options, with the opportunity to acquire an increased proprietary interest in the Corporation and with an increased incentive to contribute to the success of the Corporation.  Notwithstanding the foregoing, an Employee will not be ineligible to receive an option under the Plan because he may be a director.

3.
The Committee may from time to time grant Options to Employees with respect to such aggregate number of Common Shares, not exceeding a maximum aggregate of 57,000,000 Common Shares, as may be allotted from time to time by the Board for options and issue under the Plan; provided that, the number of Common Shares subject to option in favour of any one Employee shall not exceed 5% of the total number of Common Shares outstanding at the time of the adoption of the Plan.  In determining such Employees and the number of Common Shares to be covered by each Option, the Committee shall consider, in each case, the duties, remuneration, length of service and present and potential contribution to the success of the Corporation of the Employee and such other factors as the Committee shall from time to time deem relevant.

4.
The Strike Price shall be determined from time to time by the Committee but shall not be less than the mean of the high and low reported prices at which Common Shares were traded on The Toronto Stock Exchange on the last business day before the date on which such Option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations for the Common Shares on such Exchange at the close of business on that day.

5.
Each Option Agreement shall contain such provisions as to the time and manner of exercise of the subject Options as may be determined by the Committee provided that no Option shall extend for a period of more than ten years from the date upon which it is granted and each Option Agreement shall provide that the Strike Price for all

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 Common Shares taken up on the exercise of any Option which is subject thereto shall be paid in full at the time of such exercise.  An Option Agreement may provide the Optionee with the right to surrender the option granted thereunder, in whole or in part, in exchange for a cash payment based on the amount by which the market price of the Common Shares at the time of surrender exceeds the Strike Price.  Common Shares not taken up and paid for under any Option Agreement prior to the expiry or earlier termination thereof (including upon surrender for cash payment) may be again optioned under the Plan.

6.
An Option Agreement and Options shall not be transferable and all Options may be exercised only by the Optionee, or after his or her death, only by his or her legal representative.  No Optionee shall have any rights as a shareholder of the Corporation in respect of the Common Shares subject to such Option Agreement or Option until such shares have been taken up, paid for in full and issued.

7.
If an Optionee ceases to be an Employee otherwise than as a result of his or her death, the Optionee’s Option Agreements and all Options granted under any of them shall forthwith terminate, subject, however, to any specific provision to the contrary in such Option Agreement or as may be approved or authorized by the Committee either before or after the Optionee so ceases to be an Employee.  In the case of the death of an Optionee, his or her remaining unexercised Options may be exercised by his or her legal representative at any time within such period, not exceeding twelve months after the date of death of the Optionee, but in no event after the expiry date of such Option, as is stipulated in the applicable Option Agreement.

8.
Appropriate adjustments in the number of Common Shares in respect of which Options may be granted under the Plan and in the number of Common Shares and the Strike Price stipulated in any Option Agreement may be made by the Board, in its sole discretion, to give effect to alterations in the number of shares of the Corporation resulting from any subdivision, consolidation or re-classification of the Common Shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

9.
The Board may from time to time alter or amend this Plan provided that, without the approval of the shareholders given by a resolution passed at a meeting of shareholders called to consider such alteration or amendment, the maximum aggregate number of Common Shares that may be optioned and issued to Employees as provided in paragraph 3 hereof shall not be increased (except only as may be appropriate under the provisions of paragraph 8 hereof) and the manner of determining the minimum Strike Price in any Options shall not be altered.  The Board may at any time terminate this Plan with respect to any Common Shares not at the time subject to any Option but such termination shall in no way affect the right of an Optionee with respect of an Option outstanding at the time of such termination.

10.
Subject to the foregoing provisions, the Board, or the Committee if so authorized by the Board, may determine from time to time the form of and the terms and conditions to be included in any Option Agreement.  The decision of the Board, or of the Committee if so authorized by the Board, with respect to any matter under the Plan, shall be binding and conclusive on the Corporation and on all Employees and Optionees.

11.
Options granted under the Plan shall not be amended to reduce the exercise price (other than for anti-dilution purposes) without shareholder approval, such approval to be by a majority of the votes cast by the holders of Common Shares at a meeting of shareholders of the Corporation other than votes attaching to Common Shares beneficially owned by any Optionee whose Options are being so amended.  Shareholder approval may be given by way of confirmation at the next meeting of shareholders following such an amendment of any outstanding Options, provided that the Options may not be exercised at the reduced price prior to the shareholder approval.

12.	Nothing in the Plan shall be construed to give any Employee any right to be granted an Option.

May  2004